Management’s Discussion and Analysis
For the Three Months Ended March 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information that management (“Management”) of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or the “Company” or “we” or “our”) believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements and related notes for the three months ended March 31, 2021 (the “Financial Statements”), which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A includes information available to, and is dated, May 5, 2021. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: gold production, cash operating costs, production and cost guidance; capital and exploration expenditure guidance; the ability to expand the Company and its production profile through the exploration and development of its existing mine; expected grade and mining rates for 2021; estimated costs and timing of the development of new mineral deposits and sources of funding for such development; the sources of gold production at Wassa Underground during 2021; the anticipated delivery of ore pursuant to delivery obligations under the RGLD Streaming Agreement; the use of proceeds from the Sales Agreement (as defined hereinafter); RGLD's investment in the Golden Star oil palm plantations; the ability to continue to refine doré at the South African refinery and ship gold across borders; the processing of low grade stockpiles at Wassa; Wassa production contribution from stockpiles and the processing grade thereof in 2021; expectations regarding the sustainability of current gold prices; implementation of exploration programs at Wassa, including the focus on near mine targets in and around Wassa and on regional exploration targets within the Wassa-HBB area, and the timing thereof; the acceleration of the growth and development of the resource base at Wassa; the investment in drilling and development in 2021 resulting in increased mining rates; the implementation of the group IP survey; the timing for the paste fill plant project to become operational, as well as the increased mining costs and the benefits associated with the paste fill plant; the ability to identify opportunities to further expand Golden Star’s business; the ability to materially increase production at Wassa through development capital investments; the use of the non-hedge gold collar contracts; the expected reduction of costs for the remainder of 2021; the delivery of a range of operational initiatives that improve the consistency of the operations and visibility of the longer-term potential of the operations; the life of mine; future optimization of the PEA through design optimization, haulage systems, resource extension, and emissions reduction; the progression of development and trade-off studies with respect to the PEA; the timing for rehabilitation work and the expected discounted rehabilitation costs; the ability of the Company to repay the Convertible Debentures when due or to restructure them or make alternate arrangements; the securing of adequate supply chains for key consumables and potential delays in the supply chain; the Company having sufficient cash available to support its operations and mandatory expenditures for the next 12 months; the acceleration of growth and development of the large resource base at the Wassa mine; the Company increasing exploration activities in the wider Wassa-HBB project area and looking for other opportunities to further expand our business and the arrival of geophysical crews; planned exploration at Wassa and the timing and budget thereof; the ability to continue as a going concern; the effectiveness of internal controls; the potential impact of a disruption in Wassa's operations; the ability to generate strong margins and sufficient free cash flow, raise additional financing or establish refinancing options for the Company’s current debt; the continued at-the-market equity distribution program from time-to-time; the timing, duration and overall impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations and the ability to mitigate such impact; the quantum of cash flow from the sale of Prestea and the anticipated receipt and timing thereof; the receipt of the contingent payment from the sale of Prestea, and the timing and amount thereof; the outcome of the Prestea severance claim, and the timing for the settlement of the record, preparation of the record and transmitting of the record of appeal to the High Court of Ghana related thereto; changes to the composition of the Company's board of directors; the availability of mineral reserves in 2021 based on the accuracy of the Company’s updated mineral reserve and resource models; the ability to expand the mineral reserves of the Company through further drilling; the potential to increase the Company’s mineral resources outside of its existing mineral resources footprint; the anticipated impact of increased exploration on current mineral resources and mineral reserves; identification of acquisition and growth opportunities; the composition of the Company's board of directors; relationships with local stakeholder communities; and the potential incurrence of further debt in the future.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources, metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), adverse results of tax audits, currency fluctuations, the speculative nature of gold exploration, ore type, the global economic climate including as a result of the continuing impact of COVID-19, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; the risk of the Company having a single producing mine following the sale of Prestea, including the potential impact of any disruption in Wassa’s operations to the Company’s operating and financial results; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain supplies or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star’s Annual Information Form for the year ended December 31, 2020. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements serve to provide information about Management’s current expectations and plans and to allow investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by S. Mitchel Wasel, Vice President Exploration of Golden Star, and Matthew Varvari, Vice President, Technical Services of Golden Star, each of whom is a Qualified Person pursuant to National Instrument 43-101 (“NI 43-101”). All mineral reserves and mineral resources were calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves and investors are reminded that mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the Wassa mineral property mentioned in this MD&A is included in the technical report titled “NI 43-101 Technical Report on the Wassa Gold Mine” effective date December 31, 2020, available at www.sedar.com.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. Pursuant to NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them under SEC Industry Guide 7. Investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.
SEC Industry Guide 7, the existing disclosure standard for the SEC, is in the process of being replaced by new sub-part 1300 of Regulation S-K under the United States Securities Act of 1933, as amended, which is mandatory for most issuers subject to U.S. reporting standards for the first fiscal year beginning on or after January 1, 2021. None of the reserve or resource estimates presented in this MD&A have been prepared in accordance with the new SEC disclosure standards.

OVERVIEW OF GOLDEN STAR

Golden Star is an established, African-focused gold producer that holds a 90% interest in the Wassa gold mine (“Wassa”) through its 90% owned Ghanaian subsidiary, Golden Star (Wassa) Limited (“Golden Star (Wassa)”). The remaining 10% interest in Wassa is held by the Government of Ghana in accordance with applicable laws.

Development of the Wassa underground mine (“Wassa Underground”) commenced in July 2015 and commercial production was achieved on January 1, 2017. In January 2018, Wassa transitioned to an underground-only operation with low-grade surface stockpiles processed when economic to do so. Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.

Until September 30, 2020, the Company also held a 90% interest in Golden Star (Bogoso/Prestea) Limited (“GSBPL”) that owns and operates the Bogoso/Prestea property (“Prestea”), which contains the Prestea underground gold mine, the Prestea open pit gold mine and satellite pits including Prestea South and Mampon, the Bogoso/Prestea refractory deposits (which have been on care and maintenance since the third quarter of 2015) and the Bogoso/Prestea processing plants.

As a recipient of several industry awards on its environmental, social and governance programs, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada and Ghana, and with the SEC in the United States.

CORPORATE DEVELOPMENTS

Wassa Technical Report

On March 1, 2021, the Company filed on SEDAR the NI 43-101 Technical Report on the Wassa Gold Mine which includes a mineral reserve and resource update and a preliminary economic assessment (“PEA”) of the potential expansion of the southern extension zone in Wassa Underground (the “Wassa Technical Report”). The PEA provides an assessment of the development of the southern extension of Wassa and the increase in mining rates to fully utilize the available process plant capacity. The PEA represents a conservative plan that excludes exploration opportunities from its scope and adopts the current mining practices and equipment to deliver a robust economic outcome while minimizing execution risk. Opportunities to improve productivity and reduce the environmental impact of the operation through the application of technology will be evaluated in the next phase of work.

Mineral Reserve and Mineral Resource Update Highlights:

Below is a list of various highlights from the mineral reserve and resource update included in the Wassa Technical Report:

•The 86% increase in measured mineral resource and 98% increase in proven mineral reserve at Wassa Underground demonstrate the improving geological confidence that has been delivered by recent infill drilling programs.
•Wassa is expected to deliver increased value with cut-off grades optimized for the higher mining rates achieved in 2020 and the resulting unit cost reductions. The open pit resource has been remodeled as an underground resource which enables accelerated access, reduced upfront capital demand and removal of low-margin ounces from the plan.
•Measured and indicated mineral resource at Wassa Underground has increased by 1.0 million ounces (“Moz”) after the addition of material formerly reported as open pit and the cut-off grade reduction from 1.89 grams per tonne (“g/t”) to 1.4g/t.
•Total proven and probable mineral reserve has decreased by 321 thousand ounces (“koz”) after depletion and the conversion of the previous open pit mineral reserve. The optimized underground mineral reserve has increased by 21% to 1.1 Moz of gold.
•The mineral reserve plan outlines a six-year mine life with annual production averaging 177 koz of gold at an all-in sustaining cost (“AISC”) of $881 per ounce (“/oz”) (excluding corporate costs), for a post-tax net present value (“NPV”) of approximately $336 million when using the life of mine average gold price of $1,751/oz at a discount rate of 5%. This reduces to a post-tax NPV of $121 million when using a base case of $1,300/oz gold price.

Mineral Reserve Mine Plan Summary:

	Unit	Total/Average
LOM	years	6
Total LOM ore mined	kt	10,818
Mining rate (range)	tpd	4,900-5,500
Average mined grade	g/t	3.1
Average plant throughput (steady state)	kt/year	1,967
Feed grade (including low grade stockpiles)	g/t	2.9
Recovery (LOM average)%		94.1
Average annual production	koz	177
Total LOM production	koz	1,024

Cash operating costs[1] (LOM average)	$/oz	682
AISC[1] (LOM average) - excludes corporate G&A	$/oz	881

Total sustaining capital	$m	137
Total growth capital	$m	48
Closure costs	$m	14
Total capital costs	$m	199

NPV5% after tax - 100% basis (life of mine average gold price of $1,751 as at March 1, 2021)	$m	336
NPV5% after tax - 100% basis (gold price of $1,300/oz)	$m	121
Annual EBITDA (life of mine average gold price of $1,751 as at March 1, 2021)	$m	151
1 See “Non-GAAP Financial Measures” section.

PEA Highlights:

Below is a list of various highlights from the PEA included in the Wassa Technical Report:

•Life of mine (“LOM”) of 11 years from the inferred mineral resource in the southern extension zone, with total gold production of 3.5Moz. Average annual gold production of 294koz, representing an approximate 75% increase on the current production rate.
•Average cash operating costs of $551/oz over the LOM, average AISC (excluding corporate costs) of $778/oz over the LOM. The cost estimate is based on actual activity costs from 2020 with adjustments as the mining depth increases.
•The PEA outlines a development pathway to increase the underground mining rate to fully utilize the plant’s processing capacity with low upfront capital demand through access and haulage via twin declines.
•Robust economics with a post-tax NPV at a discount rate of 5% of approximately $783 million and an internal rate of return of 53% at consensus gold price per ounce ($1,585/oz long term). This reduces to a post-tax NPV of $452 million when using a base case of $1,300/oz gold price.
•The growth project is expected to be funded by the ongoing Wassa cash flows and available liquidity; the flexibility of the development strategy means that the investment phase can be slowed or accelerated subject to the gold price.
•Opportunities to add value to the PEA outcomes include: design optimization (level spacing, stope size); haulage systems (infrastructure, electrification); resource extension (from drilling); and emissions reduction (renewables, power and water efficiency).
•Given the strength of the prevailing gold price, the investment in drilling, development and trade-off studies will be progressed in 2021, as outlined in the Company’s guidance for the year which can be found in the Outlook for 2021 section of this MD&A.
•The PEA is conceptual and outlines a mining inventory which is entirely based on an inferred mineral resource. Inferred mineral resource is the lowest level of confidence for a mineral resource and there is no certainty that further geological drilling will result in the determination of higher mineral resource classification, nor that production and financial outcomes will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

PEA Summary (Excluding Mineral Reserves):

	Unit	Total/Average
LOM	years	11
Total LOM ore mined	kt	29,632
Mining rate (range)	tpd	6,700-7,400
Average mined grade	g/t	3.8
Average plant throughput (steady state)	kt/year	2,700
Feed grade (including low grade stockpiles)	g/t	3.8
Recovery (LOM average)%		94.8
Average annual production	koz	294
Total LOM production	koz	3,456

Cash operating costs[1] (LOM average)	$/oz	551
AISC[1] (LOM average) - excludes corporate G&A	$/oz	778

Total sustaining capital	$m	561
Total growth capital	$m	229
Closure costs	$m	15
Total capital costs	$m	804

NPV5% after tax - 100% basis (long-term consensus gold price of $1,585 as at March 1, 2021)	$m	783
NPV5% after tax - 100% basis (gold price of $1,300/oz)	$m	452
Annual EBITDA (long-term consensus gold price of $1,585 as at March 1, 2021)	$m	278
1 See “Non-GAAP Financial Measures” section.

At The Market Equity Program

On October 28, 2020, the Company entered into an “at the market” sales agreement (the “Sales Agreement”) with BMO Capital Markets Corp. (“BMO”) relating to Golden Star common shares. In accordance with the terms of the Sales Agreement, the Company may distribute shares of common stock having a maximum aggregate sales price of up to $50 million from time to time through BMO as agent for the distribution of shares or as principal. The proceeds from the Sales Agreement will be used for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. 2,628,719 shares of common stock had been sold under the Sales Agreement as at March 31, 2021 generating net proceeds of $8.6 million.

From April 1 to May 5, 2021, a further 558,910 shares were sold, generating net proceeds of $1.8 million.

Sale of Prestea - Deferred Consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to Future Global Resources Limited (“FGR”) pursuant to a sale and purchase agreement for the sale by Golden Star’s wholly owned subsidiary, Caystar Holdings (“Caystar”), and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL (the “SPA”), for a deferred consideration of $34.3 million which is guaranteed by Blue International Holdings (“BIH”), the parent company of FGR, and which, prior to the execution of the Amendment Agreement (as defined below), was payable by FGR to Golden Star in the following tranches:
•$5 million in cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana (the “EPA”) in relation to Prestea, and (ii) March 30, 2021;

•$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which as at the date hereof amounts to $4.3 million to be paid on July 31, 2021; and
•$15 million in cash to be paid on July 31, 2023.

Amendment Agreement

On March 28, 2021, the Company and its wholly-owned subsidiary, Caystar Holdings, entered into an agreement (the “Amendment Agreement”) with FGR and BIH, to amend the SPA.

The staged payments that form the deferred consideration have now been reprofiled to allow time for FGR to complete the environmental bonding process for Prestea and to bring forward the second deferred payment due in 2021 such that both staged payments will be made together on May 31, 2021, the latter payment being some two months earlier than previously anticipated. The deferred consideration payments will now fall due as follows:

•The $5 million payment that was due on March 30, 2021 will now be payable by no later than May 31, 2021;
•The $10 million payment that was due to be paid on July 31, 2021 will be brought forward for payment by no later than May 31, 2021; and
•An amount of approximately $4.6 million (comprised of the net working capital adjusted balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) will continue to fall due by no later than July 31, 2021.

Severance claim

On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction contemplated by the SPA would trigger the termination of their existing employments, entitling them to severance payments. GSBPL retained legal counsel to defend the claim given no employment contracts were severed, amended or modified upon the completion of the sale transaction on September 30, 2020 and GSBPL continues to operate with existing employment contracts and contractual terms being honored.

On September 22, 2020, GSBPL filed an application in court for an order striking out the plaintiffs’ statement of claim for lack of standing or capacity and disclosing no reasonable cause of action. On February 16, 2021, the court ruled in favor of GSBPL (owned by FGR since September 30, 2020) that the plaintiffs’ pleadings disclosed no reasonable cause of action and were therefore frivolous, vexatious, and scandalous. Accordingly, the plaintiffs lacked the requisite standing or capacity to institute the action.

On March 26, 2021, the plaintiffs filed a notice of appeal.

Exploration Update

During the first quarter of 2021 (“Q1 2021”) $2.2 million was invested in exploration at Wassa and the regional HBB licenses, of which $1.4 million of Wassa in-mine exploration was capitalized and the balance was expensed. The 2021 exploration budget totals $15 million, of which $4 million is expected to be capitalized and $11 million expensed.

Wassa – In mine exploration

During Q1 2021, two surface drill rigs continued the testing of targets up-dip and down-dip of the existing Wassa reserve. Following on from the 5 holes and 3,417 meters drilled during the fourth quarter of 2020 (“Q4 2020”), a total of 9 holes were completed for 6,348 meters during Q1 2021. The initial up-dip and down-dip program is expected to total 10,000 meters in 2021.

Q1 2021 Exploration Drilling Results

The following table presents a summary of the results of exploration drilling at Wassa during Q1 2021:

Hole ID	Azimuth	Dip	From (m)	To (m)	Drilled Width (m)	Estimated True Width (m)	Grade Au (g/t)	Drilling target
BSDD20-006	89.1	-55.7	240.0	243.0	3.0	2.6	1.7	Up-dip
BSDD20-006	88.8	-54.2	494.0	497.0	3.0	2.1	2.2	Up-dip
BSDD20-006	89.0	-53.7	507.0	519.0	12.0	8.5	1.17	Up-dip
BSDD21-005D1	83.7	-71.3	456.0	463.0	7.0	5.7	1.72	Down-dip
BSDD21-005D1	79.4	-72.0	522.0	527.0	5.0	3.7	4.63	Down-dip
BSDD21-001	No Significant Intersections							Up-dip
BSDD21-002	95.0	-61.2	386.0	409.0	23.0	17.0	3.66	Down-dip
Including	95.0	-61.2	394.0	397.0	3.0	2.2	11.92	Down-dip
Including	95.1	-61.1	402.0	406.0	4.0	3.0	4.78	Down-dip
BSDD21-003	91.0	-58.8	206.0	213.2	7.2	5.5	2.78	Up-dip
BSDD21-003	90.7	-58.4	248.0	252.0	4.0	3.4	1.81	Up-dip
BSDD21-003	91.4	-57.8	301.5	305.5	4.0	3.3	3.53	Up-dip
BSDD21-004	81.5	-70.4	702.0	704.0	2.0	1.5	6.78	Down-dip
BSDD21-004	83.0	-70.5	792.2	799.2	7.0	5.8	3.8	Down-dip
BSDD21-005	76.9	-73.9	74.0	76.0	2.0	1.8	9.74	Down-dip
BSDD21-005	75.4	-74.4	153.7	156.0	2.3	1.8	13.3	Down-dip
BSDD21-006	86.6	-67.7	581.0	587.0	6.0	3.6	1.8	Down-dip

The up-dip drilling, testing the extensions of gold mineralization above the existing and planned mining stopes, was completed during the quarter. The results include the following highlights:
•BSDD21-003 (up-dip) intercepting 5.5m at 2.8g/t, 3.4m at 1.8g/t and 3.3m at 3.5g/t. These mineralized intercepts are c.150m up-dip of the previous surface drilling which has intercepted similar widths and grades.

Down-dip drilling is expected to continue in Q2 2021. The results gathered during Q1 2021 included the following highlights:
•BSDD21-002 (down-dip) intercepting 17.0m at 3.7g/t which is an isolated hanging wall zone of mineralization which will require further follow up drilling.
•BSDD21-004 (down-dip) intercepting 5.8m at 3.8g/t, which was drilled c.150m below BSDD21-002, on section 20000N, did not intersect the HW zone but did intercept the projected extension of the main B Shoot mineralization c.300 m below the current reserve. This hole is important in that it demonstrates that the B Shoot mineralization extends below the current reserve therefore warranting further drilling in this area.
•BSDD21-005D1 (down-dip) intercepting 3.7m at 4.6 g/t c.150 m down dip of BSDD20-005M which intersected 18.1m grading 3.6 g/t , c.65m below the existing reserve which now extends this mineralization over 200m below the current planned stoping. Further infill drilling will be evaluated upon completion of all of the down-dip drilling in Q2 2020.

Exploration programs for Q2 2021 will continue testing the up-dip and down-dip extensions of mineralization. Once the drilling down-dip below the existing reserve has been completed, follow up drilling will be conducted to further test significant up-dip intersections, reducing the 200m spacings of this initial program to 50m. This tighter drill spacing has been planned around the significant intersection on section 19200N, BSDD20-003 which intersected 20.9m grading 6.9 g/t. Should the closer drill spacing on this target continue to intersect significant widths and grades then additional resources, close to the existing underground infrastructure, could be added.

Wassa - Near mine exploration

The diamond and reverse circulation drill testing of seven additional targets outside of the main Wassa deposit will commence in Q2 2021. In addition to the reverse circulation and diamond drilling on other targets, initial air core drilling of a soil anomaly south east of the Wassa trend will be conducted.

HBB – Regional exploration

Exploration work testing 11 prioritized targets along the HBB trend commenced in Q1 2021. Community sensitization and crop compensation commenced on two of the southern targets. Air core drill pads were constructed at the Seikrom target in preparation of the rig arrival in Q2 2021. In addition to drill pad and access construction, line cutting ahead of the ground geophysics programs commenced. The geophysics crews are scheduled to arrive in Q2 2021.
Golden Star Oil Palm Plantations investment by Royal Gold

On April 20, 2021, Golden Star Oil Palm Plantations Limited (“GSOPP”), a wholly-owned non-profit subsidiary of the Company, and RGLD Gold AG, a wholly-owned subsidiary of Royal Gold, Inc. (“Royal Gold”), entered into an agreement providing for Royal Gold’s investment in the oil palm plantations initiative, Golden Star’s award winning flagship sustainability project.

In consideration of the long-standing relationship with the Wassa mine, and by extension the Wassa operations host communities, Royal Gold has committed to provide financial support for the activities of GSOPP that benefit the Wassa operational communities through an annual contribution of $150,000 during each of the next five years. Royal Gold made its first contribution of $150,000 to GSOPP in April 2021. The investment will be used to accelerate development of the Company’s innovative sustainability initiative which is aimed at creating sustainable alternative livelihoods, bringing additional economic stimulation and a legacy of community development to the region. The proceeds will support the further development of palm oil plantations around Wassa as well as activities to grow GSOPP including assessment of downstream processing opportunities.

GSOPP is the Company’s flagship sustainability and social enterprise initiative. It develops and operates oil palm plantations in communities proximate to the Company’s gold mining operations, located in the Western Region of Ghana, for the benefit of members of the host communities. The program commits to ensuring that there is zero deforestation during the creation of a high value agribusiness on former subsistence farms and land that has previously been used for mining activities. Since its inception in 2006, GSOPP has developed plantations on over 1,500 hectares of land, which support over 700 families at levels of yield three times the small holder average in Ghana. The activities of GSOPP also align with the Company’s wider sustainability goals of establishing high value post-mining land uses, self-funding revegetation and creation of biomass to act as a carbon sink to offset operational emissions.

Safety

For continuing operations, the all-injury frequency rate (“AIFR”) as at March 31, 2021 was 2.36 and the total recordable injury frequency rate (“TRIFR”) was 0.51, based on a 12-month rolling average per million hours worked. This compares favorably to the continuing operations AIFR of 4.05 and TRIFR of 0.70 as at March 31, 2020.

COVID-19 pandemic

COVID-19 was declared a worldwide pandemic by the World Health Organization in early March 2020. In respect of the Company’s operations, Golden Star has been proactive in its response to the potential threats posed by COVID-19 and has implemented a range of policies, procedures and practices to protect the health and well-being of its employees and host communities whilst continuing to operate, to the extent possible, in the ordinary course of business.

Ghana continued to experience a decline in COVID-19 case rates in Q1 2021. As at April 15, 2021, the Ghana Health Services had reported 91,709 known cases of COVID-19 in Ghana of which there are 89,604 recoveries, 771 deaths and 1,334 active cases. The majority of active cases as at April 15, 2021 (55%) were identified from the Greater Accra Region. A total of 5,749 positive cases were confirmed in the Western Region, where the Wassa mine is located, of which 36 are active cases as at April 15, 2021.

During Q1 2021, our operations in Ghana experienced 29 suspected COVID-19 cases with 23 confirmed cases as at quarter end. The Company’s in-house Polymerase Chain Reaction testing capability allows for rapid diagnosis and management response. This significantly reduced the number of people required to isolate as a result of contact tracing, supporting business continuity throughout the pandemic. As a major employer and therefore catalyst for rural economic stimulus in the host communities, we understand that our continuing operations are critical to the health and well-being of our workforce and the thousands of people that they support, both directly and indirectly. Given the relatively low number of confirmed and suspected COVID-19 cases, the operational impact on the Company during 2020 and 2021 to date has been limited.

On March 29, 2021, the Wassa medical team received their first vaccination against COVID-19, as part of the Ghana Health Services (“GHS”) vaccination program. Following the GHS program for frontline workers, a further 635 members of the workforce and the remaining medical team members received their first COVID-19 vaccination in April 2021 as part of the wider Western Regional program roll out.

Changes to the Board of Directors

Karen Akiwumi-Tanoh and Gerard De Hert have been put forward for election as directors of the Company at the forthcoming annual general meeting on May 6, 2021 (the “AGM”). Robert Doyle will not be standing for re-election at the AGM. Mr. Doyle's retirement is in line with Golden Star's board of directors (the “Board”) mandate of a maximum term limit of 10 years for directors. Current director, Mona Quartey, will replace Mr. Doyle as chair of the audit committee of the Board.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended March 31,
		2021	2020
Key operational and financial performance data
Continuing operations
Ounces produced	oz	40,127	40,331
Ounces sold	oz	38,942	36,525

Revenue	$’000	64,988	54,087
Mine operating profit	$’000	26,276	22,960
Mine operating margin[1]	%	40	42
EBITDA[1] from continuing operations	$’000	31,594	24,661
Adjusted EBITDA[1] from continuing operations	$’000	27,247	21,247
Adjusted EBITDA[1] margin	%	42	39
Net income from continuing operations attributable to Golden Star shareholders[1]	$’000	9,005	6,209
–Basic income per share	$/share	0.08	0.06
Adjusted net income attributable to Golden Star shareholders[1]	$’000	4,375	2,238
–Basic income per share	$/share	0.04	0.02
Total capital	$’000	9,813	9,911
Average realized price	$/oz	1,669	1,481
Cost of sales per ounce[2]	$/oz	994	852
Cash operating cost per ounce[2]	$/oz	718	632
All-in sustaining cost[2]	$/oz	1,100	960

Discontinued operations
Ounces produced	oz	—	9,635
Ounces sold	oz	—	9,076

Net loss from discontinued operations	$’000	—	(7,726)
Cash operating cost per ounce[2]	$/oz	—	1,778
All-in sustaining cost[2]	$/oz	—	2,172

Key other expense/(income) items
Exploration expenses	$’000	808	744
Corporate general and administrative expenses	$’000	4,962	5,175
Finance expense, net	$’000	3,738	3,578
Income taxes	$’000	9,716	8,235
Other expenses	$’000	2,895	648
Gain on fair value of financial instruments	$’000	(7,242)	(4,062)
1 See “Non-GAAP Financial Measures” section for Mine operating margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and a reconciliation of net income attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders.
2 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
Key operational and financial performance data

•Gold production of 40,127 ounces from continuing operations for Q1 2021 was slightly below the 40,331 ounces produced for the first quarter of 2020 (“Q1 2020”). This was mainly due to lower average feed grade in Q1 2021 offset by higher plant throughput associated with low-grade stockpile material being processed as gold prices held up during the quarter.

The feed grade from Wassa Underground of 2.96 g/t and overall recovery of 95.3% in Q1 2021 were slightly higher than the comparative figures in Q1 2020.

•Gold revenue totaled $65.0 million in Q1 2021, 20% higher than $54.1 million in Q1 2020 due to a 13% increase in the average realized gold price, including the unwinding of the deferred revenue from the streaming agreement with RGLD Gold AG (the “RGLD Streaming Agreement”), to $1,669/oz and a 7% increase in gold sold to 38,942 ounces. Despite a decline in gold spot prices during the quarter which was primarily driven by positive market sentiment in support of a global economic recovery due to the various COVID vaccination roll-outs, long term fundamentals remain strong, the Company's realized gold price for spot sales of $1,780/oz in Q1 2021 compared favorably to the $1,612/oz achieved in Q1 2020 at the outset of the COVID-19 pandemic. 1,500 ounces of gold produced in Q1 2021 were held as inventory as at March 31, 2021 and excluded from Q1 2021 gold sales. Similarly, in Q1 2020, gold sales were adversely affected by a timing difference in the recognition of gold sales as a result of a change in gold shipment schedule due to COVID-19 travel restrictions which had an impact of 3,791 ounces.

	Three Months Ended March 31, 2021			Three Months Ended March 31, 2020
	$’000	Ounces	Realized price per ounce	$’000	Ounces	Realized price per ounce
Revenue - Spot sales	61,576	34,591	1,780	51,023	31,649	1,612

Cash proceeds	1,548			1,184
Deferred revenue recognized	1,864			1,880
Revenue - RGLD Streaming Agreement	3,412	4,351	784	3,064	4,876	628
Total	64,988	38,942	1,669	54,087	36,525	1,481
•Mine operating profit amounted to $26.3 million in Q1 2021, an increase of 14% on the mine operating profit of $23.0 million generated in Q1 2020 with higher revenues more than offsetting (i) the increase in mine operating expenses of $3.0 million driven by higher processing costs associated with low grade stockpiles, labor costs and maintenance costs, (ii) the differential in the unsold gold on hand resulting in a variance of $1.9 million in operating cost to metal inventory, (iii) the increase in royalties of $0.5 million, and (iv) an increase in depreciation of $2.2 million primarily due to the higher depreciable capital cost base. Mine operating margin decreased from 42% in Q1 2020 to 40% in Q1 2021.

•EBITDA (see “Non-GAAP Financial Measures”) from continuing operations amounted to $31.6 million for Q1 2021 (Q1 2020 - $24.7 million). When adjusted for the gain on fair value of financial instruments and other expenses, the Company generated an Adjusted EBITDA from continuing operations of $27.2 million for Q1 2021, an increase of 28% compared to Q1 2020. These increases are due to the significant improvement in mine operating profit as a result of higher realized gold price and increase in ounces of gold sold which were in part offset by higher mine operating cost base and increased royalties. Adjusted EBITDA margin (see “Non-GAAP Financial Measures”) compared favorably at 42% for Q1 2021 to 39% in Q1 2020.

•Net income from continuing operations attributable to Golden Star shareholders for Q1 2021 amounted to $9.0 million or $0.08 basic income per share compared to $6.2 million or $0.06 basic income per share in Q1 2020. The increases were due to (i) the higher mine operating profit as a result of higher realized gold price and increase in ounces of gold sold which was in part offset by higher mine operating costs and increased royalties, (ii) an increase in unrealized gain on the fair value of financial instruments driven by lower spot gold prices and lower Company share price since the beginning of the year which had a favorable impact on the non-hedge gold contracts and embedded derivative on the 7% convertible debentures maturing in August 2021 (“Convertible Debentures”), respectively, and (iii) partly offset by increased income taxes as a result of improved Wassa performance.

•Adjusted net income attributable to Golden Star shareholders (see “Non-GAAP Financial Measures”) was $4.4 million or $0.04 basic income per share in Q1 2021 compared to the adjusted net income attributable to Golden Star shareholders of $2.2 million or $0.02 basic income per share in Q1 2020. The increase was primarily due to the higher mine operating profit on the back of improved sales volumes and gold prices partly offset by the resulting increases in income tax expense and royalties and higher mine operating cost.

•Capital expenditures for Q1 2021 totaled $9.8 million, which was broadly in line to the Q1 2020 capital expenditure of $9.9 million. Capital activities centered around the acceleration of waste development, the continuation of the Wassa up-dip and down-dip drilling exploration program which commenced in 2020 and the expansion of the tailing storage facility (“TSF”). In addition, the Genser Energy Ghana (“Genser”) power plant was commissioned in January 2021 and as a result, a right-of-use asset of $33.4 million was capitalized in Q1 2021. Capital expenditure in Q1 2020 was focused on critical development projects that included the construction of the paste-fill plant and Wassa Underground capitalized development.

•AISC (see “Non-GAAP Financial Measures”) of $1,100/oz for Q1 2021 reflects an increase of 15% compared to the Q1 2020 reported AISC of $960/oz driven by (i) higher cash operating costs, (ii) higher royalties in line with increased revenues, and (iii) higher sustaining capital incurred, which were partly offset by the increase in ounces of gold sold and reduction in corporate general and administrative expenses. Cash operating cost (see “Non-GAAP Financial Measures”) per ounce of $718 for Q1 2021 reflects a 14% increase over Q1 2020 of $632/oz as a result of (i) increased processing costs associated with higher plant throughput from the low-grade stockpiles, (ii) higher labor costs driven by year-on-year inflationary increases, and (iii) increased underground mining costs in particular in relation to maintenance, which were in part offset by the increased gold sold ounce base.

Key Other Expense/Income items

•Exploration expense amounted to $0.8 million in Q1 2021 (Q1 2020: $0.7 million) comprising mainly of exploration overheads and costs incurred on geophysics work within the HBB concessions, in advance of the ground IP survey and drilling in Q2 2021.

•Corporate general and administrative expense totaled $5.0 million in Q1 2021 compared to $5.2 million in the same period in 2020 when the Company incurred non-recurring costs as part of the relocation of the corporate office from Toronto, Canada to London, United Kingdom. The reduction in staff costs, travel, consulting fees and recruitment costs is partly offset by higher insurance costs in Q1 2021.

•The Company incurred net finance expense of $3.7 million in Q1 2021 which is slightly higher than the $3.6 million in Q1 2020. The increase is primarily due to (i) the increase in the amortization of deferred financing fees as a result of the unwinding of the refinancing fees incurred on the amendment to the Macquarie credit facility with Macquarie Bank announced on October 9, 2020 (“Macquarie Credit Facility”), and (ii) additional interest incurred on the power purchase lease obligation with Genser which commenced in January 2021. These increases were partly offset by the accretion of the discount on the long-term receivable from FGR, a reduction in interest expense on debt following a reduction in interest rates and a reduction in the interest on the financing component of the deferred revenue as a result of the change to the LOM model as at December 31, 2020.

•The Company recorded a gain of $7.2 million on the fair value of financial instruments in Q1 2021 compared to a gain of $4.1 million in the same period in 2020. The change in the fair value of the non-hedge gold contracts is mainly driven by spot gold prices which decreased during the quarter and led to an unrealized revaluation gain of $4.8 million (Q1 2020 - $0.4 million). The change in the fair value of the embedded derivative on the Convertible Debentures is highly sensitive to the Company’s share price which declined during the quarter and resulted in an unrealized gain of $2.4 million (Q1 2020 - $3.7 million).

•Other expenses amounted to $2.9 million in Q1 2021, which is $2.2 million higher than the $0.6 million incurred in the same period in 2020. This was predominantly due to a non-cash loss allowance recognized on the deferred consideration for the sale of Prestea of $2.1 million as a result of an increased credit risk following the Amendment Agreement.

•Income tax expense amounted to $9.7 million in Q1 2021, an increase of 18% from $8.2 million for the same period in 2020 due to higher Wassa taxable profit primarily driven by increased mine operating profit predominantly due to higher realized gold prices.

•Prestea was classified as discontinued operations following the sale completion on September 30, 2020. For Q1 2020, the total loss from discontinued operations amounted to $7.7 million and Prestea produced 9,635 ounces and sold 9,076 ounces at a cash operating cost of $1,778/oz and AISC of $2,172/oz.

OUTLOOK FOR 2021

	Unit	Guidance
Production and cost guidance
Gold production	ounces	165,000 - 175,000
Cash operating costs[1]	$/oz	660 - 700
AISC[1]	$/oz	1,000 - 1,075

Capital and exploration expenditure guidance
Capital expenditure
Wassa - Sustaining capital	$ million	26 - 28
Wassa - Expansion capital[2]	$ million	19 - 22
	$ million	45 - 50
Exploration expenditure
Capitalized - Exploration drilling	$ million	4
Exploration expense	$ million	11
	$ million	15
Total capital and exploration expenditure	$ million	60 - 65

1 See “Non-GAAP Financial Measures” section below for the definition of cash operating costs and all-in sustaining costs.
2 Expansion capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects are expected to materially increase production. All other costs relating to existing operations are considered sustaining capital.
Production guidance

Wassa production guidance remains unchanged at 165,000 to 175,000 ounces in 2021, based on the following assumptions:
•The processing of low grade stockpiles is expected to continue throughout 2021 with a little under 1,000tpd of stockpiled material expected to be processed at a grade of approximately 0.6g/t. This initiative remains subject to gold prices sustaining near current levels.
•We expect mining rates for 2021 to be in excess of 4,500tpd, in line with the 4,469tpd achieved in 2020. The investment in drilling and development in 2020 and 2021 will unlock further increases in the mining rates in the future.
•Underground mined grades are expected to remain in line with the average grade achieved in 2020 and the recently updated reserve grade. The grade achieved during Q1 2021 was marginally below the 2020 performance.
•The 2020 infill drilling program has resulted in 80% of the 2021 mine plan comprising of ounces from the measured resource category.
•The paste fill strength issues encountered in the recently filled test stope are expected to be resolved during Q2 2021.

Cost guidance
•The $660/oz to $700/oz cash operating cost guidance for 2021 remains unchanged.
•The 2021 AISC guidance of $1,000 to 1,075/oz also remains unchanged. Q1 2021 performance and the higher than budgeted gold price result in an expectation of delivery of the upper half of the guidance range.

Capital expenditure

The capital programs at Wassa are expected to total $45.0 to $50.0 million in 2021.
•Activities will focus on drilling and development.
•In order to ensure a robust balance sheet through the repayment of the convertible debentures in August 2021, and to allow for a ramp up in drilling and development activities, 40% of the spend is budgeted for the first half of 2021 and the remaining 60% during second half of 2021.
•Sustaining capital is expected to total $26.0 to $28.0 million, of which:
◦$16.0 million is allocated to capitalized development; and
◦$4.0 to $5.0 million to the expansion of the tailing storage facilities.
• Expansion capital is expected to total $19.0 to $22.0 million, of which:
◦$7.0 to $8.0 million is allocated to capitalized drilling; and
◦$7.0 million to ventilation infrastructure and $4.0 million to capitalized development.

In accordance with IFRS 16 - Leases, the completion of the construction of the Genser thermal power plant resulted in the inclusion of a non-cash $33.4 million right-to-use asset addition to property, plant and equipment and the recognition of a corresponding lease liability during Q1 2021. An element of the cost of power supplied by the Genser thermal power plant is accounted for as depreciation of the capital asset and as a finance cost. Approximately $20/oz of the power cost is not being allocated to cash operating costs or AISC in comparison with 2020.

Exploration expenditure

A $15.0 million exploration budget has been approved for 2021 which will be invested as follows:
•$7.0 million will be invested in and around the Wassa mine. This work will include the continued wide spaced drilling up-dip and down-dip of the current resources and reserves as well as drill testing of seven targets to the south and east of the Main Wassa deposit.
•The balance of the budget was expected to be allocated to the regional exploration program. This is currently being reviewed following the in-mine drilling success achieved through Q4 2020 and Q1 2021 which could result in some of the regional exploration budget being reallocated to further drilling of these in-mine targets.

CONTINUING OPERATIONS - WASSA

		Three Months Ended March 31,
		2021	2020
WASSA FINANCIAL RESULTS
Revenue	$’000	64,988	54,087
Mine operating expenses	$’000	28,360	25,366
Severance charges	$’000	—	45
Royalties	$’000	3,436	2,888
Operating costs to metals inventory	$’000	(411)	(2,282)
Cost of sales excluding depreciation and amortization	$’000	31,385	26,017
Depreciation and amortization	$’000	7,327	5,110
Mine operating profit	$’000	26,276	22,960

Sustaining capital	$’000	6,461	3,571
Expansion capital	$’000	1,750	5,799
Capitalized exploration drilling	$’000	1,392	227
Capital expenditures	$’000	9,603	9,597

WASSA OPERATING RESULTS
Ore mined - Underground	t	404,944	393,472
Waste mined - Underground	t	158,923	170,475
Material mined - Underground	t	563,867	563,947

Ore processed - Main Pit/Stockpiles	t	119,099	19,352
Ore processed - Underground	t	407,571	419,373
Ore processed - Total	t	526,670	438,725
Grade processed - Main Pit/Stockpiles	g/t	0.71	0.64
Grade processed - Underground	g/t	2.96	2.93
Grade processed - Total	g/t	2.45	2.83
Recovery	%	95.3	95.0
Gold produced - Main Pit/Stockpiles	oz	3,241	453
Gold produced - Underground	oz	36,886	39,878
Gold produced - Total	oz	40,127	40,331
Gold sold - Total	oz	38,942	36,525

Cost of sales per ounce[1]	$/oz	994	852
Cash operating cost per ounce[1]	$/oz	718	632
All-in sustaining cost per ounce[1]	$/oz	1,100	960
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended March 31, 2021 compared to the three months ended March 31, 2020

Production

Gold production from Wassa totaled 40,127 ounces for Q1 2021 and compares to 40,331 ounces produced during Q1 2020. Higher processing volumes were driven by low-grade stockpile tonnes which had an adverse impact on overall processed grade with overall recoveries slightly up on the comparative quarter in the prior year.

Wassa Underground

Underground mining rates of 4,499 tpd in Q1 2021 were 4% higher than the mining rate of 4,324 tpd achieved in Q1 2020 and 8% higher than 4,175 tpd in Q4 2020. Wassa Underground produced 36,886 ounces of gold (or approximately 92% of Wassa’s total production) in Q1 2021, compared to 39,878 ounces in Q1 2020 (or approximately 99% of Wassa’s total production). This 8% decrease in production was primarily due to an additional underground stockpile material of 25,901 tonnes in excess of mined material that was processed in Q1 2020 in combination with the further draw down of 2,385 ounces from gold-in-circuit (554 ounces in Q1 2021). Feed grade of 2.96g/t in Q1 2021, slightly higher when compared to 2.93g/t in Q1 2020.

Wassa Main Pit/Stockpiles

Low grade stockpiles from the Wassa main pit of 119,099 tonnes with an average grade of 0.71 g/t were blended with the Wassa Underground ore during Q1 2021 and yielded 3,241 ounces of gold, compared to 453 ounces in Q1 2020. There has been no material impact on recoveries and the Company will continue to opportunistically process low grade stockpiles in 2021 should the current gold price environment continue.

Gold revenue

Gold revenue for Q1 2021 was $65.0 million, 20% higher than the $54.1 million achieved in Q1 2020 due to a 13% increase in the average realized gold price to $1,669/oz and a 7% increase in gold sold to 38,942 ounces. The lower gold ounces sold in Q1 2020 were adversely affected by a timing difference in the recognition of gold sales as a result of a change in gold shipment schedule due to COVID-19.

Cost of sales excluding depreciation and amortization

Cost of sales excluding depreciation and amortization was $31.4 million for Q1 2021 compared to $26.0 million for Q1 2020. Mine operating expenses increased by $3.0 million to $28.4 million due to (i) higher processing costs associated with increased plant throughput from low-grade stockpiles, (ii) higher labor costs driven by year-on-year inflationary increases, and (iii) increased maintenance costs on drill rigs, haul trucks and the processing plant. Royalties of $3.4 million increased from $2.9 million in Q1 2020 in line with higher gold revenue. The operating costs to metals inventory credit of $0.4 million for Q1 2021 relates primarily to the 1,500 ounces of unsold gold in March 2021, which is partly offset by a decrease in gold-in-circuit, whereas the operating costs to metals inventory credit of $2.3 million for Q1 2020 relates mainly to 3,791 ounces of unsold gold in March 2020.

Depreciation and amortization

Depreciation and amortization expense increased to $7.3 million for Q1 2021 compared to $5.1 million for Q1 2020 mainly due to the higher capital cost base following significant 2020 additions.

Costs per ounce

Cost of sales per ounce increased 17% to $994 for Q1 2021 compared to Q1 2020 due to increased mine operating costs, royalties and depreciation costs and a reduction in operating costs to metal inventory credit partly offset by higher gold ounces sold.

Cash operating cost per ounce increased 14% to $718 for Q1 2021 compared to Q1 2020 mainly due to (i) higher processing costs associated with increased plant throughput from low grade stockpiles, (ii) higher labor costs driven by year-on-year inflationary increases, and (iii) increased maintenance on drill rigs, haul trucks and processing plant, which was in part offset by an increased sold ounce base.

AISC per ounce increased 15% to $1,100 for Q1 2021 compared to Q1 2020 due to increases in cash operating cost, royalties and sustaining capital partly offset by higher sales volumes.

Capital expenditures

Capital expenditures for Q1 2021 totaled $9.6 million, which was in line with Q1 2020 expenditure. The mine continued to invest in infrastructure required to support future production growth from Wassa Underground. Key capital spending in Q1 2021 included: (i) sustaining capital on capitalized underground development activities of $3.1 million (Q1 2020: $2.9 million) and expansion of the TSF of $2.0 million (Q1 2020: $nil); and (ii) growth capital on exploration drilling of $1.4 million (Q1 2020: $0.2 million) mainly related to the Wassa up-dip and down-dip extensions, development costs for increased future production of $0.9 million (Q1 2020: $1.0 million) and diamond drilling decline on 570 Level (“570 DDD”) of $0.7 million (Q1 2020: $nil) where two rigs are focussed on inferred to indicated resource conversion south of the existing reserves in the PEA areas. In addition, $4.6 million was incurred on the construction of the paste fill plant project in Q1 2020.

The 200-meter spaced up-dip drilling on Wassa was completed during the quarter and awaiting results while drilling of down-dip extensions of significant intersections beneath current mineral reserves and resources are due for completion in Q2 2021 as planned.

DISCONTINUED OPERATIONS - PRESTEA (DISCONTINUED FROM SEPTEMBER 30, 2020)

		Three Months Ended March 31,
		2021	2020
PRESTEA FINANCIAL RESULTS
Revenue	$’000	—	13,284
Mine operating expenses	$’000	—	17,124
Severance charges	$’000	—	5
Royalties	$’000	—	723
Operating costs to metals inventory	$’000	—	(991)
Inventory net realizable value adjustment	$’000	—	18
Cost of sales excluding depreciation and amortization	$’000	—	16,879
Depreciation and amortization	$’000	—	1,759
Mine operating loss	$’000	—	(5,354)
Net loss on discontinued operations	$’000	—	(7,726)

Sustaining capital	$’000	—	2,244
Expansion capital	$’000	—	321
Capital expenditures	$’000	—	2,565

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	—	104,260
Ore mined - Underground	t	—	32,196
Ore mined - Total	t	—	136,456
Waste mined - Open pits	t	—	185,323
Waste mined - Underground	t	—	11,929
Waste mined - Total	t	—	197,252
Total material mined - Open pits	t	—	289,583
Total material mined - Underground	t	—	44,125
Total material mined - Total	t	—	333,708

Ore processed - Open pits	t	—	100,105
Ore processed - Underground	t	—	32,196
Ore processed - Total	t	—	132,301
Grade processed - Open pits	g/t	—	1.52
Grade processed - Underground	g/t	—	6.09
Grade processed - Total	g/t	—	2.63
Recovery	%	—	86.0
Gold produced - Open pits	oz	—	3,984
Gold produced - Underground	oz	—	5,651
Gold produced - Total	oz	—	9,635
Gold sold - Total	oz	—	9,076

Cost of sales per ounce[1]	$/oz	—	2,054
Cash operating cost per ounce[1]	$/oz	—	1,778
All-in sustaining cost per ounce1 2	$/oz	—	2,172

1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
2 Following the sale of Prestea, the all-in sustaining costs for Q1 2020 have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

Prestea has been presented as discontinued operations following completion of the sale of the Company’s 90% interest in Prestea to FGR on September 30, 2020. As a result, the results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period.
SUMMARIZED QUARTERLY FINANCIAL RESULTS1

(Stated in thousands of U.S dollars except per share data)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Revenues	64,988	68,791	74,235	75,368	54,087	53,551	48,384	47,893
Cost of sales excluding depreciation and amortization	31,385	33,705	31,137	33,564	26,017	28,828	27,373	27,141
Net income/(loss) from continuing operations attributable to Golden Star shareholders	9,005	8,201	14,851	9,257	6,209	(1,245)	6,409	(2,443)
Net income/(loss) attributable to Golden Star shareholders	9,005	6,519	(67,261)	7,773	829	(62,434)	5,960	(9,036)
Adjusted net income from continuing operations attributable to Golden Star shareholders[1]	4,375	12,723	18,592	11,055	2,238	7,991	1,939	854
EBITDA[1] from continuing operations	31,594	28,534	31,167	35,247	24,661	9,490	19,745	11,204
Adjusted EBITDA[1] from continuing operations	27,247	36,476	37,531	36,381	21,247	25,994	15,280	14,484
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - basic	0.08	0.07	0.13	0.08	0.06	(0.01)	0.06	(0.02)
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - diluted	0.06	0.06	0.13	0.08	0.03	(0.01)	0.03	(0.02)
Adjusted net income from continuing operations per share attributable to Golden Star shareholders - basic[1]	0.04	0.11	0.17	0.10	0.02	0.07	0.02	0.01
1 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders (basic) to net loss attributable to Golden Star shareholders and reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA.

LIQUIDITY AND FINANCIAL CONDITION

		March 31, 2021	December 31, 2020
Cash and cash equivalents	$’000	66,058	60,809
Debt	$’000	105,604	104,282
Net debt	$’000	39,546	43,473

		Three Months Ended March 31,
		2021	2020
Cash provided by continuing operations before working capital changes and tax[1]	$’000	23,325	17,137
Changes in working capital and income taxes paid	$’000	(13,026)	(9,568)
Net cash provided by operating activities of continuing operations	$’000	10,299	7,569
Net cash used in investing activities of continuing operations	$’000	(12,753)	(12,429)
Free cash flow[1] from continuing operations	$’000	(2,454)	(4,860)
Net cash used by operating and investing activities of discontinued operations	$’000	—	(6,700)
Total Free cash flow[1]	$’000	(2,454)	(11,560)
Net cash used in financing activities	$’000	7,703	99
Increase/(decrease) in cash and cash equivalents	$’000	5,249	(11,461)
Cash and cash equivalents, beginning of period	$’000	60,809	53,367
Cash and cash equivalents, end of period	$’000	66,058	41,906

Cash provided by continuing operations before working capital changes and tax - basic[1]	$/share	0.21	0.16
Net cash provided by operating activities of continuing operations[1]	$/share	0.09	0.07
1 See “Non-GAAP Financial Measures” section for description of Net cash provided by operating activities before working capital changes and tax per share and Net cash provided by operating activities of continuing operations per share and Free cash flow.

The Company held $66.1 million in cash and cash equivalents as at March 31, 2021 compared to $60.8 million in cash and cash equivalents as at December 31, 2020. Cash provided by continuing operations before working capital changes and tax of $23.3 million or $0.21 per basic share for Q1 2021 increased by $6.2 million or $0.05 per basic share compared to Q1 2020 mainly due to increased mine operating profit. After accounting for working capital changes, net cash provided by operating activities of continuing operations amounted to $10.3 million or $0.09 per basic share in Q1 2021 (Q1 2020: $7.6 million or $0.07 per basic share).

Working capital used for continuing operations including tax payments amounted to $13.0 million during Q1 2021 compared to $9.6 million in Q1 2020 and comprised primarily of: (i) $13.2 million income tax payments at Wassa (Q1 2020: $2.3 million); (ii) a $0.2 million reduction in accounts payable and accruals (Q1 2020: $3.3 million); and (iii) a $1.6 million decrease in prepaids and other (Q1 2020: $2.2 million).

Cash used by investing activities for continuing operations amounted to $12.8 million during Q1 2021, which included capitalized underground development cost, Wassa up-dip and down-dip extension drilling, 570 DDD drilling and TSF. Also included in investing activities in Q1 2021 is: (i) an outflow for $2.8 million relating to the working capital related payables which compared to an outflow of $2.5 million in Q1 2020; and (ii) an outflow in relation to restricted cash of $0.2 million following renewal of the rehabilitation bonds (Q1 2020: $nil).

The Company incurred a free cash outflow from continuing operations of $2.5 million in Q1 2021 compared to an outflow of $4.9 million in Q1 2020. Total free cash outflow during Q1 2021 also amounted to $2.5 million (Q1 2020: outflow of $11.6 million) given that the net cash used by operating and investing activities of discontinued operations was $nil (Q1 2020: $6.7 million).
Financing activities provided $7.7 million in Q1 2021 which comprised $8.6 million generated from the Sales Agreement less $0.9 million payment on lease liabilities. Financing activities provided $0.1 million in Q1 2020 which comprised of $0.5 million generated from the exercise of employee share incentive schemes less $0.4 million payment on lease liabilities.

Net debt reduced from $43.5 million as at December 31, 2020 to $39.5 million as at March 31, 2021 following the increase in cash and cash equivalents mainly as a result of the net proceeds received from the Sales Agreement partly offset by the free cash outflow during Q1 2021.

GOING CONCERN AND LIQUIDITY OUTLOOK
As at March 31, 2021, the Company had cash and cash equivalents of $66.1 million, net current assets excluding deferred revenue and embedded derivative liability of $19.9 million and net cash provided by operations before working capital changes for the period then ended of $23.3 million. As at March 31, 2021, the Company was compliant with its debt covenants.

To date, the Company has been able to continue operations largely unaffected since the outbreak of the COVID-19 pandemic and gold production and shipments have continued without any material disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management has prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis.

CONTRACTUAL OBLIGATIONS
As at March 31, 2021, the Company is committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	39,779	—	—	—	39,779
Debt[1]	56,498	55,000	—	—	111,498
Interest on debt	4,486	3,779	—	—	8,265
Lease liabilities	2,384	6,599	7,080	18,350	34,413
Current income tax liabilities	8,123	—	—	—	8,123
Purchase obligations	11,641	—	—	—	11,641
Rehabilitation provisions[2]	2,024	10,136	4,778	813	17,751
Total	124,935	75,514	11,858	19,163	231,470

1 Includes the outstanding repayment amounts from the Convertible Debentures and the Macquarie Credit Facility.
2 Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three months ended March 31, 2021 and 2020 other than compensation of key management personnel which is presented in Note 21 of the Financial Statements. Key management personnel is defined as members of the Golden Star Board and certain senior officers of the Company. Compensation of key management personnel is made on terms approximately equivalent to those prevailing in an arm’s length transaction.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.

NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cost of sales per ounce”, “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net income attributable to Golden Star shareholders”, “adjusted income per share attributable to Golden Star shareholders - basic”, “cash provided by operations before working capital changes and tax”, “cash provided by operations before working capital changes per share - basic”, “free cash flow”, “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mine operating margin”, “Net cash provided by operating activities before working capital changes and tax per share” and “Net cash provided by operating activities of continuing operations per share”.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cost of sales per ounce” is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold during the period.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-offs, other operating expenses and severance charges, and “cash operating cost per ounce” is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month’s values to prior periods’ values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company’s mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
“All-in sustaining costs” commences with cash operating costs and then adds the cash component of inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance), and accretion of rehabilitation provision. Following the sale of Prestea, the comparative numbers in 2020 for all-in sustaining costs have been restated to fully allocate to Wassa the corporate general and administrative costs that relates to the Canada and UK offices. Prior to the sale of Prestea, corporate general administrative costs were allocated to Wassa and Prestea based on the ounces of gold sold during the period in calculating the mine site all-in sustaining costs. “All-in sustaining costs per ounce” is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include expansion capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, changes to the rehabilitation provision, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability-based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics (“non-GAAP measures”) and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star’s cash expenditures as they do not include income tax payments or finance costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The tables below reconcile these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.
Free cash flow is equal to net cash flow provided by/(used in) operating activities less net cash flow provided by/(used in) investing activities. Certain investors use free cash flow to assess the Company’s ability to generate and manage liquid resources. Free cash flow is intended to provide additional information and does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. This is a non-GAAP financial measure and other companies may calculate these measures differently.

The Company calculates EBITDA as net income or loss for the period excluding finance expense, income tax expense and depreciation and amortization. EBITDA does not have a standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes and the effects of changes in working capital balances and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure calculated by excluding one-off costs or credits relating to non-routine transactions from EBITDA. It excludes other credits and charges, that individually or in the aggregate, if of a similar type, are of a nature or size that requires explanation in order to provide additional insight into the underlying business performance. Examples of items excluded from Adjusted EBITDA are impairment charges, gain or loss from sale of assets, gain or loss on fair value of financial instruments, variable component adjustment on revenue and other expense/income as presented in the consolidated statements of operations. Other companies may calculate Adjusted EBITDA differently.

Adjusted EBITDA margin is calculated as a percentage of Adjusted EBITDA over gold revenues. Mine operating margin is calculated as a percentage of Mine operating profit over gold revenues.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the continuing operations of Wassa:
Continuing operations - Wassa

	Three Months Ended March 31,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020
Cost of sales excluding depreciation and amortization	31,385	26,017
Depreciation and amortization	7,327	5,110
Cost of sales	38,712	31,127

Cost of sales excluding depreciation and amortization	31,385	26,017
Severance charges	—	(45)
Royalties	(3,436)	(2,888)
Cash operating costs	27,949	23,084
Royalties	3,436	2,888
Accretion of rehabilitation provision	13	38
Corporate general and administrative costs	4,962	5,175
Sustaining capital expenditures	6,461	3,571
Corporate capital expenditures	31	314
All-in sustaining costs	42,852	35,070

Ounces sold	38,942	36,525

Cost of sales per ounce	994	852
Cash operating cost per ounce	718	632
All-in sustaining cost per ounce	1,100	960

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the discontinued operations of Prestea:

Discontinued operations - Prestea

	Three Months Ended March 31,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020
Cost of sales excluding depreciation and amortization	—	16,879
Depreciation and amortization	—	1,759
Cost of sales	—	18,638

Cost of sales excluding depreciation and amortization	—	16,879
Severance charges	—	(5)
Royalties	—	(723)
Inventory net realizable value adjustment and write-off	—	(18)
Cash operating costs	—	16,133
Royalties	—	723
Inventory net realizable value adjustment and write-off	—	18
Accretion of rehabilitation provision	—	96
Corporate general and administrative costs	—	500
Sustaining capital expenditures	—	2,244
All-in sustaining costs	—	19,714

Ounces sold	—	9,076

Cost of sales per ounce	—	2,054
Cash operating cost per ounce	—	1,778
All-in sustaining cost per ounce[1]	—	2,172
1 Following the sale of Prestea, the all-in sustaining costs for Q1 2020 have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the combined continuing operations of Wassa and discontinued operations of Prestea:

Wassa and Prestea

	Three Months Ended March 31,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020
Cost of sales excluding depreciation and amortization	31,385	42,896
Depreciation and amortization	7,327	6,869
Cost of sales	38,711	49,765

Cost of sales excluding depreciation and amortization	31,385	42,896
Severance charges	—	(50)
Royalties	(3,436)	(3,611)
Inventory net realizable value adjustment and write-off	—	(18)
Cash operating costs	27,949	39,217
Royalties	3,436	3,611
Inventory net realizable value adjustment and write-off	—	18
Accretion of rehabilitation provision	13	135
Corporate general and administrative costs	4,962	5,675
Sustaining capital expenditures	6,461	5,815
Corporate capital expenditures	31	314
All-in sustaining costs	42,852	54,785

Ounces sold	38,942	45,601

Cost of sales per ounce	994	1,091
Cash operating cost per ounce	718	860
All-in sustaining cost per ounce	1,100	1,201

“Cash provided by continuing operations before working capital changes and tax” is calculated by subtracting the “changes in working capital and tax” from “net cash provided by operating activities of continuing operations” as found in the statements of cash flows. “Cash provided by continuing operations before working capital changes per share - basic” is “Cash provided by operations before working capital changes” divided by the basic weighted average number of shares outstanding for the period. Net cash provided by operating activities of continuing operations per share is calculated by dividing the amount with the basic weighted average number of shares outstanding used in the calculation of basic (loss)/income per share.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month’s values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes and tax should be considered non-GAAP financial measures as defined in Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
Adjusted net income attributable to Golden Star shareholders
The following table shows the reconciliation of net income/(loss) for the period to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders:

	Three Months Ended March 31,
(Stated in thousands of U.S dollars except per share data)	2021	2020
Net income from continuing operations attributable to Golden Star shareholders	9,005	6,209
Add back/(deduct):
Gain on fair value of financial instruments	(7,242)	(4,062)
Severance charges	—	45
Corporate office relocation and restructuring costs	469	412
Loss allowance on deferred consideration on the sale of Prestea	2,143	—
Tax effect of adjustments	—	(396)
	4,375	2,208
Adjustments attributable to non-controlling interest	—	30
Adjusted net income from continuing operations attributable to Golden Star shareholders	4,375	2,238

Net loss from discontinued operations attributable to Golden Star shareholders	—	(5,380)
Add back/(deduct):
Loss on change in asset retirement obligations	—	2,129
	—	(3,251)
Adjustments attributable to non-controlling interest	—	(213)
Adjusted net loss from discontinued operations attributable to Golden Star shareholders	—	(3,464)

Adjusted net income/(loss) attributable to Golden Star shareholders	4,375	(1,226)

Weighted average shares outstanding - basic (millions)	113.6	109.6

Adjusted net income/(loss) per share attributable to Golden Star shareholders - basic
- From continuing operations	0.04	0.02
- From discontinued operations	—	(0.03)
Total	0.04	(0.01)
The Company uses “Adjusted net income/(loss) attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of Adjusted net income/(loss) attributable to Golden Star shareholders. Consequently, the presentation of Adjusted net income/(loss) attributable to Golden Star shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.
“Adjusted net income/(loss) attributable to Golden Star shareholders - basic” is calculated by adjusting net loss attributable to Golden Star shareholders for net loss from discontinued operations attributable to Golden Star shareholders, loss from sale of an operation, gain/loss on fair value of financial instruments, severance charges, loss/(gain) on change in estimate of rehabilitation provision, non-cash cumulative adjustment to revenue and finance costs related to the Streaming Agreement and impairment charges. The Company has excluded the non-cash cumulative adjustment to revenue from adjusted net income as the amount is non-recurring, the amount is non-cash in nature and management does not include the amount when reviewing and assessing the performance of the operations. “Adjusted net income/(loss) per share attributable to Golden Star shareholders” for the period is “Adjusted net income/(loss) attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders should be considered non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
EBITDA and Adjusted EBITDA
The following table shows the reconciliation of net income from continuing operations to EBITDA and Adjusted EBITDA:

	Three Months Ended March 31,
(Stated in thousands of U.S dollars)	2021	2020
Net income from continuing operations	10,813	7,738
Add back/(deduct):
Finance expense, net	3,738	3,578
Income tax expense	9,716	8,235
Depreciation and amortization	7,327	5,110
EBITDA from continuing operations	31,594	24,661
Add back/(deduct):
Gain on fair value of financial instruments	(7,242)	(4,062)
Other expense	2,895	648
Adjusted EBITDA from continuing operations	27,247	21,247

EBITDA from discontinued operations	—	(6,182)
Total EBITDA	31,594	18,479

Adjusted EBITDA from discontinued operations	—	(4,095)
Total Adjusted EBITDA	27,247	17,152

OUTSTANDING SHARE DATA
As of May 5, 2021, there were 114,692,463 common shares of the Company issued and outstanding, 687,018 stock options outstanding, 1,338,796 deferred share units outstanding, 383,610 share units of 2017 performance and restricted share units outstanding, 2,545,357 share units of UK performance share units (“UK PSUs”) outstanding and the Convertible Debentures which are convertible into an aggregate of 11,444,000 Golden Star common shares.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting judgments, estimates and assumptions are disclosed in Note 4 of the Financial Statements for the year ended December 31, 2020.

CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following revised accounting standard effective January 1, 2021. The changes were made in accordance with the applicable transitional provisions.

IAS 16 AMENDMENTS - Property, Plant and Equipment: Proceeds before Intended Use

In 2020, the IASB published IAS 16, Property, Plant and Equipment- Proceeds before Intended Use (Amendments to IAS 16) (“the amendments”) which applies to annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company has early adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively.

These amendments prohibit the deduction from the cost of an item of property, plant and equipment any net proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statement of Operations. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative impact on opening equity on adoption and there was no impact to the current period or comparative periods presented as a result of the amendment.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of IBOR replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The Company has adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively. There was no impact to the current period or comparative periods presented as a result of the amendment.

FINANCIAL INSTRUMENTS

	Fair value at
(Stated in thousands of U.S dollars)	March 31, 2021	Basis of measurement	Associated risks
Cash and cash equivalents	66,058	Amortized cost	Interest/Credit/Foreign exchange
Accounts and other receivables	35,238	Amortized cost	Foreign exchange/Credit
Non-hedge derivative asset	2,420	Fair value through profit and loss	Market price
Trade and other payables	36,727	Amortized cost	Foreign exchange/Interest
Finance leases	34,413	Amortized cost	Interest
7% Convertible Debentures	50,463	Amortized cost	Interest
Macquarie Credit Facility	55,141	Amortized cost	Interest
Derivative liability	204	Fair value through profit and loss	Market price
Amortized cost - Cash and cash equivalents, accounts and other receivables, trade and other payables, 7% Convertible Debentures, the Macquarie Credit Facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The fair value of the derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three months ended March 31, 2021, a gain of $2.4 million was recorded in the Consolidated Statement of Operations. The non-hedge derivative liability relating to collar contracts is estimated using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. As at March 31, 2021, these costless collars consist of puts and calls on 87,500 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,176 per ounce in 2021 and a ceiling price of $2,188 per ounce in 2022 maturing at a rate of 10,937.5 ounces per quarter from March 2021 to December 2022. For the three months ended March 31, 2021, the Company recognized an unrealized gain of $4.8 million.

DISCLOSURES ABOUT RISKS
The Company is exposed to significant risks including, without limitation to risks associated with changes in interest rates on existing debt obligations, changes in foreign currency exchange rates, commodity price fluctuations, as well as, capital risk, liquidity risk and credit risk. Moreover, in recognition of the Company’s outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. In addition to the risk factors disclosed in the Company’s Annual Information Form for the year ended December 31, 2020 available on the Company’s profile on SEDAR at www.sedar.com, the following risk factor is also applicable:

Single Asset Risk

Since the completion of the sale of Prestea, Wassa is Golden Star’s sole source of production, revenue, mineral reserve and resource. Although Golden Star’s regional exploration projects provide a well-balanced pipeline with potential to add incremental shareholder value by increasing the Company’s mineral reserve and resource base, until such time as any of these projects materializes and growth beyond Wassa is realized, it should be expected that disruptions in Wassa’s operations may adversely impact the Company’s operating and financial results and position.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management, with the participation of the Company’s President and Chief Executive Officer (the “CEO”) and Executive Vice President and Chief Financial Officer (the “CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the CEO and CFO have concluded that, as of March 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the CEO and CFO, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the three months ended March 31, 2021 are substantially the same as those disclosed and discussed under the headings “Risk Factors - General Risks”, “Risk Factors - Governmental and Regulatory Risks” and “Risk Factors - Market Risks” in the Company’s Annual Information Form for the year ended December 31, 2020 available on the Company’s profile on SEDAR at www.sedar.com.